Exhibit 99.1
      The following risk factors relating to the business of Eyetech Pharmaceuticals, Inc. were previously filed by OSI Pharmaceuticals, Inc. on October 6, 2005 at pages 25-37 of Amendment No. 1 to Registration Statement on Form S-4 (file no. 333-128446).
Risks Relating To Eyetech
      The following paragraphs describe certain risks relating to Eyetech and its business. These risks should be read in conjunction with the risks relating to OSI’s business, many of which will have applicability to the Eyetech business unit of OSI following the merger.
Eyetech depends heavily on the success of its one product, Macugen, which it began selling in the United States in January 2005.
      Macugen is Eyetech’s only commercial product. Macugen is approved by the FDA for use in the treatment of neovascular AMD. Eyetech began selling Macugen in the United States in January 2005. Its ability to continue generating product revenue in the foreseeable future will depend solely on Macugen sales. The commercial success of Macugen depends on several factors, including the following:

•	continued acceptance of Macugen in the medical community, by patients receiving therapy and by third party payors;

•	supplying sufficient quantities of Macugen to meet market demand;

•	successfully building and sustaining manufacturing capacity to meet future demand;

•	the competitive landscape for approved and developing therapies that will compete with Macugen;

•	Macugen’s efficacy and safety profile as demonstrated in a broad patient population continuing to be consistent with that shown in clinical trials;

•	receipt of marketing approvals from non-U.S. regulatory authorities;

•	Eyetech’s ability to expand the indications for which Eyetech can market Macugen;

•	continued positive data from Eyetech’s clinical trials;

•	implementation of Eyetech’s post-approval commitments to the FDA in a timely fashion; and

•	the ability and willingness of clinicians and patients to maintain continuous therapy at intervals every six weeks.
Eyetech depends heavily on its collaboration with Pfizer Inc., which involves a complex sharing of control over decisions, responsibilities and costs and benefits. Any loss of Pfizer as a collaborator, or adverse development in the collaboration, would materially harm Eyetech’s business.
      In December 2002, Eyetech entered into its collaboration with Pfizer to develop and commercialize Macugen for the prevention and treatment of diseases of the eye. The collaboration involves a complex sharing of control over decisions, responsibilities and costs and benefits. For example, with respect to the sharing of costs and benefits, Pfizer co-promotes Macugen with Eyetech in the United States and shares with it in profits and losses. Outside the United States, Pfizer will commercialize Macugen pursuant to an exclusive license and pay Eyetech a royalty on net sales. In addition, Pfizer generally is required to fund a majority of ongoing development costs incurred pursuant to an agreed upon development plan. Eyetech’s collaboration is governed by a joint operating committee, consisting of an equal number of representatives of Pfizer and Eyetech who control decisions and responsibilities. There are also subcommittees with equal representation from both parties that have responsibility over development, regulatory, manufacturing and commercialization matters.
      Ultimate decision-making authority is vested in Eyetech as to some matters and in Pfizer as to other matters. A third category of decisions requires the approval of both Pfizer and Eyetech. Outside the United States, ultimate decision-making authority as to most matters is vested in Pfizer. Pfizer may terminate the collaboration relationship without cause upon six to 12 months’ prior notice, depending on when such notice is given. Any loss of Pfizer as a collaborator in the development or commercialization of Macugen, dispute over the terms of, or decisions regarding, the collaboration or other adverse development in Eyetech’s relationship with Pfizer would materially harm its business.
      To continue commercial success of Macugen, Eyetech’s sales and marketing organization must continue to work with Pfizer to implement its sales and marketing efforts. If they do not work together to implement their joint sales and marketing efforts their business will materially suffer.
Eyetech faces substantial competition with respect to sales of Macugen and expects competition with respect to other drugs that it may develop or commercialize. Such competition may result in others discovering, developing or commercializing competing products before or more successfully than it does.
      The commercialization and development of new drugs is highly competitive. Eyetech faces competition with respect to Macugen and expects competition with respect to any products it may commercialize or develop in the future from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. Eyetech’s competitors may develop products or other novel technologies that are more effective, safer or less costly than any that Eyetech is developing. Eyetech’s competitors may also obtain FDA or other regulatory approval for their products more rapidly than Eyetech may obtain approval for its products.
      Macugen currently competes against two therapies for the treatment of neovascular AMD: photodynamic therapy with verteporfin, which was developed by QLT, Inc. and is marketed by Novartis AG, and thermal laser treatment. PDT has also been combined with off-label steroid treatment administered via intravitreal injection. In the United States, PDT is FDA-approved only for the predominantly classic subtype of neovascular AMD, which Eyetech estimates to represent up to 25% of the market for subfoveal neovascular AMD. In the European Union, the only approved therapy is PDT, which is approved only for the predominantly classic and occult subtypes. In the United States, however, the Centers for Medicare & Medicaid Services, or CMS, implemented a decision in April 2004 to provide coverage for PDT to patients with neovascular AMD who have occult and minimally classic lesions that are four disc areas or less in size and show evidence of recent disease progression, even though the FDA has not approved PDT for such treatment. The current therapies for the treatment of DME are thermal laser treatment and steroid treatment administered via intravitreal injection, by physicians on an off-label basis. Unless additional therapies are approved, these existing therapies would represent the principal competition for Macugen in neovascular AMD and, if Macugen is approved for DME.
      Additional treatments for AMD and DME are in various stages of preclinical or clinical testing. If approved, these treatments would also compete with Macugen. Potential treatments in late stage clinical trials include drugs sponsored by a collaboration of Genentech and Novartis, Alcon, Inc., Allergan, Inc. through its acquisition of Oculex Pharmaceuticals, Inc., Eli Lilly and Company, Bausch & Lomb Incorporated, Regeneron Pharmaceuticals, Inc., Miravant Medical Technologies, and Genaera Corporation. Some of the sponsors of these potential products have announced favorable results from advanced clinical trials.
      The Genentech/ Novartis collaboration is developing an anti-VEGF humanized antibody fragment known as Lucentistm for intravitreal injection for which “fast track” designation from the FDA was denied. This product candidate may be viewed as particularly competitive with Macugen because of the similarity of its mechanism of action and recently announced results from two clinical studies. Genentech announced that results from a Phase III clinical study of Lucentistm for the treatment of minimally classic and occult subtypes of neovascular AMD met its primary efficacy endpoint of maintaining vision in patients and showed, on average, improvement in vision for treated patients over patients receiving a control regimen of a sham injection. Also, Genentech announced that preliminary results from a Phase I/II study of Lucentistm in combination with PDT for the treatment of predominantly classic subtype of neovascular AMD met its primary endpoint of maintaining vision and had, on average, a significant improvement in visual acuity from baseline to 12 months. Additional results from clinical studies for this product candidate are likely to be released later this year.
      In addition, an anecdotal case series with off-label use of Genentech’s product Avastin was recently reported. Avastin is the full-length antibody from which the Lucentistm product candidate is derived. Off-label systemic and intravitreal administration of Avastin are being explored by clinicians for the treatment of patients with neovascular AMD. However, these physicians are not conducting formal randomized controlled trials.
      In addition, in May 2005, Alcon announced that it received an approvable letter from the FDA for its NDA for anecortave acetate, an angiostatic compound, for the treatment of predominantly classic neovascular AMD patients. Alcon previously received fast track, Pilot 1 program designation for this compound and recently announced that it was working with the FDA to determine the steps required for approval. This compound features a less invasive injectable delivery and requires less frequent administration (every six months). Further, Alcon is enrolling patients in two additional Phase III clinical trials, one in South America and one in Europe, comparing the safety and efficacy of Alcon’s compound against placebo in patients with all subtypes of neovascular AMD.
      Bausch & Lomb recently received FDA approval for a device surgically implanted inside the eye which slowly releases a dose of corticosteroid for use in the treatment of chronic non-infectious uveitis. This device is also being developed for the treatment of DME and neovascular AMD.
      Eli Lilly recently completed a Phase III clinical trial in which its investigational drug, ruboxistaurin mesylate (proposed brand name Arxxanttm) reduced the occurrence of vision loss in patients with diabetic retinopathy. As a result, Eli Lilly believes it is appropriate to submit a new drug application to the FDA at the end of 2005 for the treatment of diabetic retinopathy, the initial indication for ruboxistaurin. An ongoing clinical trial to determine the effect of ruboxistaurin on DME progression in patients with less severe diabetic retinopathy is expected to be complete in 2010.
      Other laser, surgical or pharmaceutical treatments for AMD and DME may also compete against Macugen in AMD and, if Macugen is approved for DME, in DME. Competitive therapies may affect product pricing even if Macugen is otherwise viewed as a preferable therapy. Future competitive products may have superior efficacy, improved safety and convenience or reduced frequency of administration compared to Macugen. Because Macugen is currently Eyetech’s only approved product, any product that arises with superior efficacy, improved safety and convenience or reduced frequency of administration compared to Macugen may have a material adverse affect on Eyetech’s business. Even the expectation that a competitive product may gain marketing approval to compete with Macugen may have a negative effect on the trading price of Eyetech’s common stock.
      Many of Eyetech’s competitors have substantially greater financial, technical and human resources than it has. Additional mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated by Eyetech’s competitors. Competition may increase further as a result of advances made in the commercial applicability of technologies and greater availability of capital for investment in these fields.
Eyetech’s product revenues are substantially dependent on a limited number of wholesale distributors to which it sells Macugen. Product revenues may fluctuate from quarter to quarter based on the buying patterns of these distributors.
      Eyetech sells Macugen primarily to three national pharmaceutical wholesale distributors located throughout the United States: McKesson Specialty, Priority Healthcare and Besse Medical. Eyetech’s reliance on this small number of wholesalers could cause revenues to fluctuate from quarter to quarter based on the buying patterns of these wholesalers. In addition, if any of these wholesalers fail to pay Eyetech on a timely basis or at all, its financial position and results of operations could be materially adversely affected.
Eyetech may not be successful in its efforts to expand its portfolio of products.
      A key element of Eyetech’s strategy is to commercialize a portfolio of new drugs in addition to Macugen. Eyetech is seeking to do so through its internal research programs and through licensing or otherwise acquiring the rights to potential new drugs and drug targets for the treatment of ophthalmic and other diseases.

      A significant portion of the research that Eyetech is conducting involves new and unproven technologies. Research programs to identify new disease targets and product candidates require substantial technical, financial and human resources whether or not Eyetech ultimately identifies any candidates. Eyetech’s research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for a number of reasons, including:

•	the research methodology used may not be successful in identifying potential product candidates; or

•	potential product candidates may on further study be shown to have harmful side effects or other characteristics that indicate they are unlikely to be effective drugs.
      Eyetech may be unable to license or acquire suitable product candidates or products from third parties for a number of reasons. In particular, the licensing and acquisition of pharmaceutical products is a competitive area. A number of more established companies are also pursuing strategies to license or acquire products in the ophthalmic and other fields. These established companies may have a competitive advantage over Eyetech due to their size, cash resources and greater clinical development and commercial capabilities. Other factors that may prevent Eyetech from licensing or otherwise acquiring suitable product candidates include the following:

•	Eyetech may be unable to license or acquire the relevant technology on terms that would allow it to make an appropriate return from the product;

•	companies that perceive Eyetech to be their competitors may be unwilling to assign or license their product rights to Eyetech; or

•	Eyetech may be unable to identify suitable products or product candidates within its areas of expertise.
      If Eyetech is unable to develop suitable potential product candidates through internal research programs or by obtaining rights to novel therapeutics from third parties, its business will suffer.
Eyetech expects to depend on collaborations with third parties to develop and commercialize its products.
      Eyetech’s business strategy includes entering into collaborations with corporate and academic collaborators for the research, development and commercialization of additional product candidates, such as its collaborations with Pfizer and Archemix. These arrangements may not be scientifically or commercially successful. The termination of these arrangements might adversely affect Eyetech’s ability to develop, commercialize and market its products.
      The success of Eyetech’s collaboration arrangements will depend heavily on the efforts and activities of its collaborators. Eyetech’s collaborators will have significant discretion in determining the efforts and resources that they will apply to these collaborations. The risks that Eyetech faces in connection with these collaborations, including its collaboration with Pfizer, include the following:

•	Eyetech’s collaboration agreements are, or are expected to be, for fixed terms and subject to termination under various circumstances, including, in many cases, on short notice without cause;

•	Eyetech expects to be required in its collaboration agreements not to conduct specified types of research and development in the field that is the subject of the collaboration. These agreements may have the effect of limiting the areas of research and development that Eyetech may pursue, either alone or in cooperation with third parties;

•	Eyetech’s collaborators may develop and commercialize, either alone or with others, products and services that are similar to or competitive with its products that are the subject of the collaboration with it; and

•	Eyetech’s collaborators may change the focus of their development and commercialization efforts. Pharmaceutical and biotechnology companies historically have re-evaluated their priorities following mergers and consolidations, which have been common in recent years in these industries. The ability of

Eyetech’s products to reach their potential could be limited if its collaborators decrease or fail to increase spending relating to such products.

      Collaborations with pharmaceutical companies and other third parties often are terminated or allowed to expire by the other party. Such terminations or expirations can adversely affect Eyetech financially as well as harm its business reputation.
Eyetech may not be successful in establishing additional collaborations, which could adversely affect its ability to develop and commercialize products and services.
      An important element of Eyetech’s business strategy is entering into collaborations for the development and commercialization of products when it believes that doing so will maximize product value. If Eyetech is unable to reach agreements with suitable collaborators, it may fail to meet its business objectives for the affected product or program. Eyetech faces significant competition in seeking appropriate collaborators. Moreover, these collaboration arrangements are complex to negotiate and time consuming to document. Eyetech may not be successful in its efforts to establish additional collaborations or other alternative arrangements. The terms of any additional collaborations or other arrangements that Eyetech establishes may not be favorable to it. Moreover, these collaborations or other arrangements may not be successful.
Eyetech currently has no operational manufacturing facilities for Macugen and a limited number of manufacturing personnel. Eyetech depends on third parties to manufacture Macugen. If these manufacturers fail to meet its requirements, Eyetech’s product development and commercialization efforts may be materially harmed.
      Eyetech has a limited number of personnel with experience in commercial manufacturing, and it does not own or lease any facilities that currently manufacture Macugen or any component of Macugen. In November 2004, Eyetech acquired a manufacturing facility in Boulder, Colorado that it plans to develop to use as a second source of supply for the API of Macugen, but that facility is not currently operational for such purpose. Accordingly, unless or until Eyetech develops or acquires manufacturing capabilities, it will depend on third parties to manufacture Macugen and any future products that it may develop.
      Eyetech relies on separate single sources for the API used in Macugen, the fill and finish for the finished drug product and the PEGylation reagent. There is no assurance that these manufacturers will continue to produce an uninterrupted supply of material to meet Eyetech’s requirements. Other sources for these products and services could be available to Eyetech, but may be available on terms less favorable to it and may delay its manufacturing activities.
      Eyetech believes it will have sufficient capacity to supply the API and to manufacture Macugen to meet anticipated demand through the first quarter of 2007. In order to sustain Macugen supply at the quantities Eyetech believes it will be necessary to meet anticipated future market demand, Eyetech and its contract manufacturer will need to increase the manufacturing capacity for the API of Macugen. Eyetech initially intends to increase manufacturing capacity for the API of Macugen at its contract manufacturing facility. Eyetech has also begun to invest in its Boulder site to prepare the facility to become a second source for commercial scale production of the API of Macugen.
      In addition, Eyetech is currently working to increase the capacity for finished product manufacturing at the third party contract manufacturer’s facility. Eyetech has also committed to, and has begun to, modify its finished product manufacturing and packaging operation in accordance with FDA post-approval requirements at its third party fill and finish contractor’s facility. Some of these improvements require the use of newer technologies, and may increase the demand for API. If Eyetech is unable to increase its manufacturing capacity or is delayed in doing so, it may not be able to produce Macugen in a sufficient quantity of the product to meet anticipated future demand. In addition, the cost of increasing manufacturing capacity may be expensive. Eyetech’s revenues and gross margins could be adversely affected by any inability to meet demand and by the increased cost in increasing manufacturing capacity.

      Reliance on third party manufacturers entails risks to which Eyetech would not be subject if it manufactured products itself, including:

•	reliance on the third party manufacturers for regulatory compliance and quality assurance;

•	the possible breach of the manufacturing agreement by the third party because of factors beyond its control; and

•	the possibility of termination or non-renewal of the agreement by the third party, based on its own business priorities, at a time that is costly or inconvenient for Eyetech.
The manufacture and packaging of pharmaceutical products such as Macugen are subject to the requirements of the FDA and similar foreign regulatory bodies. If Eyetech or its third party manufacturers fails to satisfy these requirements, its product development and commercialization efforts may be materially harmed.
      The manufacture and packaging of pharmaceutical products, such as Macugen and Eyetech’s future product candidates, are regulated by the FDA and similar foreign regulatory bodies and must be conducted in accordance with the FDA’s current good manufacturing practices and comparable requirements of foreign regulatory bodies. There are a limited number of manufacturers that operate under these current good manufacturing practices regulations who are both capable of manufacturing Macugen and willing to do so. Failure by Eyetech (including in connection with the development of its Boulder manufacturing facility) or its third party manufacturers to comply with applicable regulations, requirements, or guidelines could result in sanctions being imposed on it, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of its products, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect Eyetech’s business. For example, as part of the application filed by Pfizer for the use of Macugen in the treatment of neovascular AMD in Europe, the facilities used at each stage of the manufacturing process for Macugen were inspected and approved by the European regulatory authorities.
      Changes in the manufacturing process or procedure, including a change in the location where the product is manufactured or a change of a third party manufacturer, require prior FDA review and/or approval of the manufacturing process and procedures in accordance with the FDA’s current good manufacturing practices. This review may be costly and time consuming and could delay or prevent the launch of a product or the use of a facility to manufacture a product. For example, if after the development of Eyetech’s Boulder manufacturing facility, it moves the manufacturing of the API for Macugen to its facility in Boulder and it cannot establish, to the satisfaction of the FDA, that the products manufactured at the new site are comparable to those manufactured at the initial site, Eyetech may not obtain or may be delayed in obtaining approval to manufacture the API in Boulder. In addition, if it elects to manufacture products at the facility of another third party, Eyetech would need to ensure that the new facility and the manufacturing process are in substantial compliance with current good manufacturing practices. Any such change in facility would be subject to a pre-approval inspection by the FDA and the FDA would again require Eyetech to demonstrate product comparability. Foreign regulatory agencies have similar requirements.
      The FDA and similar foreign regulatory bodies may also implement new standards, or change their interpretation and enforcement of existing standards and requirements, for manufacture, packaging or testing of products at any time. If it is unable to comply, it may be subject to regulatory, civil actions or penalties which could significantly and adversely affect its business. For example, as a result of a post-approval commitment to the FDA to improve the control and environment for Eyetech’s finished drug product, it may need to change the final presentation or packaging for Macugen. Such a change may lead to an increase in cost of goods.

Macugen and Eyetech’s other potential products may not be commercially viable if Eyetech fails to obtain an adequate level of reimbursement for these products by Medicare and other third party payors. The markets for Eyetech’s products may also be limited by the indications for which their use may be reimbursed or the frequency in which they may be administered.
      The availability and levels of reimbursement by governmental and other third party payors affect the market for products such as Macugen and others that Eyetech may develop. These third party payors continually attempt to contain or reduce the costs of healthcare by challenging the prices charged for medical products and services. In some foreign countries, particularly Canada and the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take six to twelve months or longer after the receipt of regulatory marketing approval for a product. To obtain reimbursement or pricing approval in some countries, Eyetech may be required to conduct a clinical trial that compares the cost-effectiveness of its products, including Macugen, to other available therapies. If reimbursement for its products is unavailable or limited in scope or amount or if pricing is set at unsatisfactory levels, Eyetech’s business could be materially harmed.
      Because most persons suffering from neovascular AMD are elderly, Eyetech expects that coverage for Macugen in the United States will be primarily through the Medicare program. Although drugs that are not usually self-administered are ordinarily covered by Medicare, the Medicare program has taken the position that it can decide not to cover particular drugs if it determines that they are not “reasonable and necessary” for Medicare beneficiaries. Limitations on coverage could also be imposed at the local Medicare carrier level or by fiscal intermediaries. In February 2005, CMS determined that, effective January 1, 2005, Macugen’s Medicare reimbursement will be average sales price plus six percent. By February 28, 2005, Medicare carriers of all 50 states confirmed Macugen reimbursement, according to the FDA label, without restrictions. However, Eyetech’s business could be materially adversely affected if the Medicare program, local Medicare carriers or fiscal intermediaries were to subsequently make a determination to deny or limit the reimbursement of Macugen. Eyetech’s business also could be adversely affected if physicians are not reimbursed by Medicare for the cost of the procedure in which they administer Macugen on a basis satisfactory to the administering physicians. Also, if the local contractors that administer the Medicare program are slow to reimburse physicians for Macugen, the demand for Macugen may decrease and Eyetech’s business could be adversely affected.
      Eyetech also will need to obtain approvals for reimbursement of Macugen from private insurers, including managed care organizations. Eyetech expects that private insurers will consider the efficacy, cost-effectiveness and safety of Macugen in determining whether and at what level to approve reimbursement for Macugen therapy. Obtaining these approvals can be a time consuming and expensive process. Eyetech’s business would be materially adversely affected if it did not receive approval for reimbursement of Macugen from private insurers on a satisfactory basis.
      Eyetech’s business could also be adversely affected if the Medicare program or other reimbursing bodies or payors limit the indications for which Macugen will be reimbursed to a smaller set than it believes is effective in treating or establish a limitation on the frequency with which Macugen may be administered that is less often than Eyetech believes would be effective.
      Eyetech expects to experience pricing pressures in connection with the sale of Macugen and its future products due to the trend toward programs aimed at reducing healthcare costs, the increasing influence of health maintenance organizations and additional legislative proposals.
The 2003 Medicare prescription drug coverage legislation, The Medicare Prescription Drug Improvement and Modernization Act, or the MMA, and future legislative or regulatory reform of the healthcare system may affect Eyetech’s ability to sell its products profitably.
      In both the United States and some non-U.S. jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could affect Eyetech’s ability to sell its products profitably. In the United States, new legislation may be proposed at the federal and state levels that would result in significant changes to the healthcare system, either nationally or at the state level. Effective

January 2004, the MMA changed the methodology used to calculate reimbursement for drugs such as Macugen that are administered in physicians’ offices in a manner intended to reduce the amount that is subject to reimbursement. In addition, beginning in January 2006, the legislation directs the Secretary of HHS to contract with procurement organizations to purchase physician-administered drugs from the manufacturers and provides physicians with the option to obtain drugs through these organizations as an alternative to purchasing from the manufacturers, which some physicians may find advantageous. These changes may also cause private insurers to reduce the amounts that they will pay for physician-administered drugs. In addition, CMS, the agency within HHS that administers Medicare and is responsible for reimbursement of the cost of Macugen, has asserted the authority of Medicare not to cover particular drugs if it determines that they are not “reasonable and necessary” for Medicare beneficiaries or to cover them at a lesser rate, comparable to that for drugs already reimbursed that CMS considers to be therapeutically comparable. Further federal and state proposals and healthcare reforms are likely. Eyetech’s results of operations could be materially adversely affected by the Medicare prescription drug coverage legislation, by the possible effect of this legislation on amounts that private insurers will pay and by other healthcare reforms that may be enacted or adopted in the future.
Eyetech faces the risk of product liability claims and may not have adequate insurance coverage.
      Eyetech’s business exposes it to the risk of product liability claims that is inherent in the manufacturing, testing and marketing of drugs and related products. Claims that one or more of Eyetech’s products harms people, regardless of the merits, could be costly, divert its management’s attention and adversely affect its reputation and demand for its products.
      Eyetech currently has product liability insurance that covers liability arising from its clinical trials and product sold up to a $20 million annual aggregate limit. Insurance coverage is increasingly expensive. Eyetech may not have and it may not be able to maintain adequate protection against potential liabilities. If Eyetech is unable to maintain insurance at acceptable cost or otherwise protect against potential product liability claims, it will be exposed to significant liabilities, which may materially and adversely affect its business and financial position. These liabilities could prevent or interfere with its product development and commercialization efforts.
Eyetech depends on third parties in the conduct of its clinical trials for Macugen and any failure of those parties to fulfill their obligations could adversely affect Eyetech’s development and commercialization plans.
      Eyetech depends on independent clinical investigators, contract research organizations and other third party service providers in the conduct of its ongoing clinical trials for Macugen and expects to do so with respect to other product candidates. Eyetech relies heavily on these parties for successful execution of its clinical trials, but does not control many aspects of their activities. For example, the clinical investigators are not Eyetech employees. However, Eyetech is responsible for ensuring that each of its clinical trials is conducted in accordance with the general investigational plan, protocols and regulatory standards for good clinical practice for the trial. Third parties may not complete activities on schedule, or may not conduct Eyetech’s clinical trials in accordance with regulatory requirements or its stated protocols. The failure of these third parties to carry out their obligations could delay or prevent the development and commercialization of additional indications for Macugen and future product candidates.
If Eyetech’s clinical trials generate data that are not as favorable as historical data, Eyetech’s clinical trials are viewed as unsuccessful, or if Eyetech experiences significant delays in these trials, its ability to further commercialize Macugen and its future product candidates will be impaired.
      Eyetech must provide the FDA and similar foreign regulatory authorities with preclinical and clinical data that demonstrate that its product candidates are safe and effective for each target indication before they can be approved for commercial distribution. The preclinical testing and clinical trials of any product candidates that Eyetech develops must comply with regulations by numerous federal, state and local government authorities in the United States, principally the FDA, and by similar agencies in other countries.

Clinical development is a long, expensive and uncertain process and is subject to delays. Eyetech may encounter delays or rejections based on its inability to enroll or keep enrolled enough patients to complete its clinical trials, especially as new competitors are approved to enter into the market. Patient enrollment depends on many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites and the eligibility criteria for the study.
      Although Eyetech has not to date experienced any significant delays in enrolling clinical trial patients for its ongoing clinical trials, delays in patient enrollment for future trials may result in increased costs and delays, which could have a harmful effect on its ability to develop products. For example, Eyetech is enrolling patients in a Phase II clinical trial for the use of Macugen in the treatment of RVO, a Phase IV combination trial with Macugen and Visudyne versus Macugen alone and a Phase II/ III pivotal trial with Macugen in the treatment of DME. Eyetech may also commence additional clinical trials.
      It may take several years to complete the testing of a product, and failure can occur at any stage of testing. For example:

•	interim results of preclinical or clinical studies are not necessarily predictive of their final results, and acceptable results in early studies might not be seen in later studies, in large part because earlier phases of studies are often conducted on smaller groups of patients than later studies, and without the same trial design features, such as randomized controls and long-term patient follow-up and analysis;

•	potential products that appear promising at early stages of development may ultimately fail for a number of reasons, including the possibility that the products may be ineffective, less effective than products of Eyetech’s competitors or cause harmful side effects;

•	any preclinical or clinical test may fail to produce results satisfactory to the FDA or foreign regulatory authorities;

•	preclinical and clinical data can be interpreted in different ways, which could delay, limit or prevent regulatory approval;

•	negative or inconclusive results from a preclinical study or clinical trial or adverse medical events during a clinical trial could cause a preclinical study or clinical trial to be repeated or a program to be terminated, even if other studies or trials relating to the program are successful;

•	the FDA can place a hold on a clinical trial if, among other reasons, it finds that patients enrolled in the trial are or would be exposed to an unreasonable and significant risk of illness or injury;

•	Eyetech may encounter delays or rejections based on changes in regulatory agency policies during the period in which it develops a drug or the period required for review of any application for regulatory agency approval;

•	Eyetech’s clinical trials may not demonstrate the safety and efficacy needed for its products to receive regulatory approval; and

•	Eyetech’s FDA-required post-marketing safety trials may identify new, more frequent, or more serious adverse events than those previously characterized, which may limit product acceptance.
      In addition, as part of the drug approval process, Eyetech must conduct a comprehensive assessment of the carcinogenic, or cancer causing, potential of its product candidates. Eyetech’s testing of Macugen to date indicates that the product’s carcinogenic potential is low. As part of Eyetech’s approval process with the FDA for the use of Macugen in the treatment of neovascular AMD, Eyetech was not required to conduct further carcinogenicity testing of Macugen. Eyetech does not currently anticipate that it will be required to conduct additional carcinogenicity testing of Macugen prior to any approval of Macugen’s use in the treatment of DME.
      If Eyetech is required to conduct additional clinical trials or other studies of Macugen for use in the treatment of DME or RVO beyond those that it currently contemplates, if it is unable to successfully complete its clinical trials or other studies or if the results of these trials or studies are not positive or are only modestly positive, Eyetech may be delayed in obtaining marketing approval for Macugen for such indications, Eyetech may not be able to obtain marketing approval for such indications or it may obtain approval that is not as broad as intended. Eyetech’s product development costs will also increase if it experiences delays in testing or approvals. Significant clinical trial delays could allow its competitors to bring products to market before it does and impair its ability to commercialize its products or potential products. If any of this occurs, Eyetech’s business will be materially harmed.
      Furthermore, Eyetech’s future products may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude Eyetech’s obtaining regulatory approval or prevent or limit commercial use, which could have a material adverse effect on Eyetech’s business. The FDA and other regulatory authorities may not approve any future product that Eyetech may develop. The FDA may not approve Macugen for any additional indications.
The “fast track” designation for development of Macugen in DME may not actually lead to a faster development or regulatory review or approval process.
      If a drug candidate is intended for the treatment of a serious or life-threatening condition and the drug candidate demonstrates the potential to address unmet medical needs for this condition, the drug candidate sponsor may apply for FDA “fast track” designation. The fast track classification does not apply to the candidate alone, but applies to the combination of the candidate and the specific indication or indications for which it is being studied. The FDA’s fast track programs are designed to facilitate the clinical development and evaluation of the drug candidate’s safety and efficacy for the fast track indication or indications. Marketing applications filed by sponsors of products in fast track development may qualify for expedited review under policies or procedures offered by the FDA, but the fast track designation does not assure such qualification.
      Eyetech obtained, and received marketing approval from the FDA after, a fast track designation from the FDA for Macugen in the treatment of neovascular AMD. Eyetech also has a fast track designation from the FDA for Macugen in the treatment of DME. However, Eyetech’s fast track designation with respect to DME may be withdrawn by the FDA if it believes that the designation is no longer supported by data from Eyetech’s clinical development program. Further, Eyetech may not experience a faster development process, review or approval with respect to any application it may file with respect to the use of Macugen in the treatment of DME compared to conventional FDA procedures.
Eyetech may not be able to obtain marketing approval for any other product resulting from its development efforts. Failure to obtain additional approvals could materially harm its business.
      The use of Macugen for the treatment of indications other than neovascular AMD and other products that Eyetech is developing or may develop in the future will require additional research and development and regulatory approval prior to commercial launch. The research and development work that Eyetech must perform will include extensive preclinical studies and clinical trials. Eyetech will be required to obtain an investigational new drug application, or IND, prior to initiating human clinical trials in the United States and must obtain regulatory approval prior to any commercial distribution. This process is expensive, uncertain and lengthy, often taking a number of years until a product is approved for commercial distribution. While Eyetech has received regulatory approval to market Macugen in the United States for use in the treatment of neovascular AMD, failure to obtain required regulatory approvals for other uses of Macugen or for other products could materially harm its business.
      Eyetech may need to successfully address a number of technological challenges in order to complete the development of Macugen for other indications or any of its future products, such as manufacturing process validation and product specification testing.
      In addition, administration of a drug via intravitreal injection is a new method for the potentially long-term treatment of chronic eye disease. As a result, as Eyetech experienced with the FDA prior to the approval of Macugen in the United States, regulatory agencies may apply new standards for safety, manufacturing, packaging and distribution of drugs using this mode of administration. It may be time consuming or expensive for Eyetech to comply with these standards. Non-U.S. regulatory authorities may also apply new standards, which may preclude Macugen from being approved in other jurisdictions. This could also increase Eyetech’s commercialization costs, possibly materially.
      Furthermore, Eyetech’s future products may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude Eyetech’s obtaining regulatory approval or prevent or limit commercial use, which could have a material adverse effect on its business. The FDA and other regulatory authorities may not approve any product that Eyetech develops.
Macugen and any future products could be subject to restrictions or withdrawal from the market and Eyetech may be subject to penalties if it fails to comply with regulatory requirements, or if it experiences unanticipated problems with its products after approval.
      Macugen, or any other product for which Eyetech obtains marketing approval, along with the manufacturing processes, post-approval clinical data, advertising and promotional activities for such product, will be subject to continuing requirements, review and periodic inspections by the FDA and other regulatory bodies. Even if regulatory approval of a product is granted, such as the FDA’s approval of Macugen in December 2004 for the treatment of neovascular AMD, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. For example, as part of the FDA’s approval of Macugen for use in the treatment of neovascular AMD, the FDA asked Eyetech to:

•	provide subsequent information on the potential degenerative effects on the neurosensory retina based on a study of at least two years and adverse effects on the corneal endothelium based on a study of at least one year;

•	provide safety and efficacy data from a clinical study of at least two years of at least two additional doses of Macugen below the approved dose of 0.3 mg for neovascular AMD; and

•	strengthen controls relative to the Macugen packaging components and operations.
      Furthermore, new information may arise from Eyetech’s ongoing or new clinical trials or continuing analysis of the data from Eyetech’s clinical trials that may be viewed as less favorable than previous data.
      Later discovery of previously unknown problems with Eyetech’s products, manufacturer or manufacturing processes, or failure to comply with regulatory requirements, such as the post-approval commitments outlined above, may result in:

•	restrictions on such products or manufacturing processes;

•	withdrawal of the products from the market;

•	voluntary or mandatory recall;

•	fines;

•	suspension of regulatory approvals;

•	requests from the FDA or other agencies for additional information from Eyetech or data from additional clinical trials;

•	product seizure; and

•	injunctions or the imposition of civil or criminal penalties.
      Eyetech may be slow to adapt, or it may never adapt, to changes in existing regulatory requirements or adoption of new regulatory requirements or policies.

Failure to obtain regulatory approval in foreign jurisdictions would prevent Eyetech from marketing its products abroad.
      Eyetech intends to have its products marketed outside the United States. In order to market its products in the European Union and many other non-U.S. jurisdictions, Eyetech must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. In the case of Macugen, Pfizer has responsibility to obtain regulatory approvals outside the United States, and Eyetech depends on Pfizer to obtain these approvals. Pfizer has filed new drug applications for Macugen with the EMEA, which covers 25 countries. Applications are also currently pending in an additional eight countries. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. Eyetech may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. Eyetech and its collaborators may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize its products in any market. The failure to obtain these approvals could materially adversely affect Eyetech’s business, financial condition and results of operations.
If Eyetech is unable to obtain and maintain protection for the intellectual property incorporated into its products, the value of Eyetech’s technology and products will be adversely affected.
      Eyetech’s success will depend in large part on its ability or the ability of its licensors to obtain and maintain protection in the United States and other countries for the intellectual property incorporated into its products. The patent situation in the field of biotechnology and pharmaceuticals generally is highly uncertain and involves complex legal and scientific questions. Neither Eyetech nor its licensors may be able to obtain additional issued patents relating to its technology. Even if issued, patents may be challenged, narrowed, invalidated, or circumvented, which could limit Eyetech’s ability to stop competitors from marketing similar products or limit the length of term of patent protection Eyetech may have for its products. In addition, Eyetech’s patents and its licensors’ patents also may not afford Eyetech protection against competitors with similar technology. Because patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in the scientific literature often lag behind actual discoveries, neither Eyetech nor its licensors can be certain that Eyetech or they were the first to make the inventions claimed in issued patents or pending patent applications, or that Eyetech or they were the first to file for protection of the inventions set forth in these patent applications.
If Eyetech fails to comply with its obligations in the agreements under which it licenses development or commercialization rights to products or technology from third parties, Eyetech could lose license rights that are important to its business.
      Eyetech is a party to a number of technology licenses that are important to its business and expect to enter into additional licenses in the future. For example, Eyetech holds licenses from Gilead Sciences, Nektar Therapeutics and Isis Pharmaceuticals under patents relating to Macugen. These licenses impose various commercialization, milestone payment, royalty, insurance and other obligations on Eyetech. If Eyetech fails to comply with these obligations, the licensor may have the right to terminate the license, in which event Eyetech would not be able to market products, such as Macugen, that may be covered by the license.
If Eyetech is unable to protect the confidentiality of its proprietary information and know-how, the value of its technology and products could be adversely affected.
      In addition to patented technology, Eyetech relies upon unpatented proprietary technology, processes, and know-how. Eyetech seeks to protect this information in part by confidentiality agreements with its employees, consultants and third parties. These agreements may be breached, and Eyetech may not have adequate remedies for any such breach. In addition, Eyetech’s trade secrets may otherwise become known or be independently developed by competitors.
Third parties may own or control patents or patent applications that could be determined to be infringed by Eyetech’s technologies, drug targets or potential products. This could cause Eyetech to become involved in expensive patent litigation or other proceedings, which could result in Eyetech incurring substantial costs and expenses and liability for damages. This could also require Eyetech to seek licenses, which could increase its development and commercialization costs. In either case, this could require Eyetech to stop some of its development and commercialization efforts.
      Eyetech may not have rights under some patents or patent applications that could be determined to be infringed by technologies that it uses in its research, drug targets that Eyetech selects or product candidates that it seeks to develop and commercialize. Third parties may own or control these patents and patent applications in the United States and abroad. These third parties could bring claims against Eyetech or its collaborators that would cause Eyetech to incur substantial expenses and, if successful against Eyetech, could cause it to pay substantial damages. Further, if a patent infringement suit were brought against Eyetech or its collaborators, Eyetech or they could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit.
      As a result of patent infringement claims, or in order to avoid potential claims, Eyetech or its collaborators may choose to seek, or be required to seek, a license from the third party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if Eyetech or its collaborators were able to obtain a license, the rights may be nonexclusive, which would give Eyetech’s competitors access to the same intellectual property. Ultimately, Eyetech could be prevented from commercializing a product, or be forced to cease some aspect of its business operations if, as a result of actual or threatened patent infringement claims, Eyetech or its collaborators are unable to enter into licenses on acceptable terms. This could harm Eyetech’s business significantly.
      There has been substantial litigation and other proceedings regarding the patent and other intellectual property rights in the pharmaceutical and biotechnology industries. In addition to the possibility of infringement claims against it, Eyetech may become a party to other patent litigation and other proceedings, including interference proceedings declared by the U.S. Patent and Trademark Office and opposition proceedings in the European Patent Office, regarding intellectual property rights with respect to its products and technology. The cost to Eyetech of any patent litigation or other proceeding, even if resolved in its favor, could be substantial. Some of Eyetech’s competitors may be able to sustain the costs of such litigation or proceedings more effectively than Eyetech can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on Eyetech’s ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.